CHAMPIONSGATE ACQUISITION CORPORATION

May 13, 2025

Via Edgar

Benjamin Holt

Division of Corporation Finance

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	ChampionsGate Acquisition Corporation
Registration Statement on Form S-1, as amended (File No. 333-283689)
Request for Acceleration of Effectiveness

Dear Mr. Holt:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, ChampionsGate Acquisition Corporation hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1, as amended be accelerated to, and that the Registration Statement becomes effective at 4:00 p.m., Eastern Time, on May 14, 2025, or as soon thereafter as practicable.

Very truly yours,

By:	/s/ Bala Padmakumar
Bala Padmakumar
Chief Executive Officer

CC:	Ze’-ev D. Eiger, Esq.
Robinson & Cole LLP